October 31, 2016

VIA EDGAR AND OVERNIGHT MAIL

Joel Parker

Senior Assistant Chief Accountant

Offices of Beverages, Apparel, and Mining

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington, DC 20549

Re:                            PRA Health Sciences, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed February 25, 2016

File No. 001-36732

Dear Mr. Parker:

PRA Health Sciences, Inc. (the “Company”) submits this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 27, 2016, concerning the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015.

To assist in your review, we have retyped the Staff’s comment (displayed in italics) below, with the Company’s response set forth immediately below the Staff’s comment.

Form 10-K for the Year Ended December 31, 2015

Financial Statements

(2) Significant Accounting Policies

Reportable Segments, page 85

1.              Please tell us why you have not provided the disclosure required by ASC 280-10-50-40.

The Company advises the Staff that it has considered ASC 280-10-50-40, which requires disclosure of revenue from external customers for each service or each group of similar services unless it is impracticable to do so. The Company has concluded that its services are similar and therefore constitute a group of similar services under ASC 280-10-50-40.  In addition, the Company considered the aggregation criteria contained in ASC 280-10-50-11 and has concluded that the services provided to its external customers are similar based on (i) the nature and category of the services provided (ii) the method of delivering the service (iii) the class and type of customer and (iv) the associated regulatory environment.  The services provided by our Early

Development Services, Product Registration, and Strategic Solutions business units are similar in that the nature of the services provided by each is predominately focused on the execution, monitoring and advancement of clinical trials.  Each business unit provides a full range of services including project management, feasibility assessment, study design and implementation of protocols, among others.  In addition, the customers of each business unit are similar in that they are in the biotechnology and pharmaceutical industry.  As a result, the Company believes additional disclosure for services is not required.

The Company notes that the Staff previously commented on the Company’s reporting of revenue by service type in its letter dated August 13, 2014 regarding the Company’s draft Registration Statement on Form S-1 submitted July 17, 2014, to which the Company had provided a similar response due to the fact that the Company’s business and the types of services that it provides has not changed since our last response. The Company will continue to consider and apply ASC 280-10-50-40 in reporting its revenue from external customers should there be a change in the factors outlined above.

We welcome any questions you may have and thank you for your attention to our filings.  We request that should you require further clarification or additional information, please direct any questions or comments regarding the foregoing to Mike Bonello at (919) 786-8238 or BonelloMike@prahs.com, or the undersigned at (919) 786-8211 or BaddourLinda@prahs.com.

Sincerely,

/s/ Linda Baddour
Linda Baddour
Executive Vice President & Chief Financial Officer

cc:                                Richard Fenyes, Simpson Thacher & Bartlett LLP (via email)